Exhibit 99.1

Enerplus Raises $220 Million Through Sale of Non-Core Production

CALGARY, Nov. 1, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that it has entered into an agreement today to sell all of our working interests in our producing assets located in Manitoba for gross proceeds of approximately $220 million.

The assets, located in the Virden/Daly region of Manitoba, are currently producing approximately 1,600 bbls/day of crude oil under waterflood from seven units and other various non-unit interests. A total of 8.4 million barrels of estimated proved plus probable reserves are attributable to these properties. Given the limited near-term growth potential under our current capital allocation plans, along with the high recovery of oil to date and lower working interests, these assets were considered non-core to our long-term business strategy.

"Improving the focus, concentration and profitability of our business is critical to our future success," says Gordon Kerr, President & Chief Executive Officer.  "The sale of these assets will reduce our debt levels thereby improving our financial flexibility and allowing us to focus our investment in core areas that we believe have better growth potential and superior economics."

The transaction is expected to be accretive to cash flow and production per debt adjusted share. The selling price reflects favourable valuation metrics of approximately 7x cash flow, approximately $138,000 per flowing barrel and $28.70/bbl of proved plus probable reserves including future development capital.

The sale is subject to financing and customary closing conditions and is expected to close before the end of December 2012.

Results for the third quarter of 2012 are scheduled to be released on Friday, November 9th at 4:00 AM MT (6:00 AM ET) followed by a conference call to discuss our results.  Details of the conference call are as follows:

Date:	Friday, November 9, 2012
Time:	9:00 AM MT/11:00 AM ET
Dial-In:	1-647-427-7450
1-888-231-8191 (toll free)
Conference Call ID:	50540263
Audiocast:	http://www.newswire.ca/en/webcast/detail/1054731/1146491

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Cautionary Note Regarding Forward-Looking Information and Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "believes" and similar expressions, are forward-looking information.  Forward looking information in this news release includes the anticipated timing and proceeds to be received form the completion of the transaction and the anticipated accretion to Enerplus' cash flow and production per share and the growth potential of Enerplus' other projects. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the failure to satisfy all financing and closing conditions, inaccurate estimates of the value and accretion resulting from the transaction and the failure to realize the anticipated benefits of Enerplus; other projects, as well as those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 17:01e 01-NOV-12